UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Theseus Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
88369M101
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VII LLC OrbiMed Genesis GP LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88369M101

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 17,713,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,713,600
11		Aggregate Amount Beneficially Owned by Each Reporting Person 17,713,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 40.1%*
14		Type of Reporting Person (See Instructions) IA

*This percentage is calculated based upon 44,230,135 shares of common stock, par value $0.0001 per share, outstanding of Theseus Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2023 filed with the Securities and Exchange Commission on November 17, 2023.

CUSIP No. 88369M101

1		Names of Reporting Persons. OrbiMed Capital GP VII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 17,063,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,063,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 17,063,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 38.6%*
14		Type of Reporting Person (See Instructions) OO

*This percentage is calculated based upon 44,230,135 shares of common stock, par value $0.0001 per share, outstanding of Theseus Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2023 filed with the Securities and Exchange Commission on November 17, 2023.

CUSIP No. 88369M101

1		Names of Reporting Persons. OrbiMed Genesis GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 650,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 650,600
11		Aggregate Amount Beneficially Owned by Each Reporting Person 650,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.5%*
14		Type of Reporting Person (See Instructions) OO

*This percentage is calculated based upon 44,230,135 shares of common stock, par value $0.0001 per share, outstanding of Theseus Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2023 filed with the Securities and Exchange Commission on November 17, 2023.

Item 1.  Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP VII LLC, and OrbiMed Genesis GP LLC originally filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2021, as amended by Amendment No. 1 filed with the SEC on November 18, 2021, Amendment No. 2 filed with the SEC on March 14, 2023, and Amendment No. 3 filed with SEC on July 19, 2023. This Amendment No. 4 relates to the common stock, par value $0.0001 per share (the “Shares”), of Theseus Pharmaceuticals, Inc., a corporation organized under the laws of Delaware (the “Issuer” ), with its principal executive offices located at 314 Main Street, Cambridge, Massachusetts 02142. The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “THRX”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 4 is being filed to report that the Reporting Persons (as defined below) may be deemed to constitute a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”)) with Foresite Capital Fund V, L.P. (“FCF V”) and Foresite Capital Opportunity Fund V, L.P. (“FCOF V”) (collectively, “Foresite”) following the transaction described in Item 4 below.

Item 2. Identity and Background

(a) This Amendment No. 4 is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VII LLC, (“GP VII”), and OrbiMed Genesis GP LLC (“Genesis GP”) (collectively, the “Reporting Persons”).

(b) — (c), (f) GP VII, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership, as more particularly described in Item 6 below. GP VII has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Genesis GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership, as more particularly described in Item 6 below. Genesis GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member of GP VII and Genesis GP, as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, GP VII, and Genesis GP are set forth on Schedules I, II, and III, respectively, attached hereto. Schedules I, II, and III set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)      present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through III has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

On November 22, 2023 (i) OrbiMed Private Investments VII, L.P., (“OPI VII”) and OrbiMed Genesis Master Fund, L.P. (“Genesis”) (collectively, “OrbiMed”) and (ii) Foresite (together with OrbiMed, the “Investors”) submitted to the board of directors of the Issuer (the “Board”) a non-binding expression of interest letter (the “Letter”) setting forth an intent to explore and evaluate a potential acquisition of all of the outstanding Shares that are not owned by the Investors or their affiliates in a going-private transaction. A copy of the Letter is filed as Exhibit 1 to this Amendment No. 4, and the information set forth in the Letter is incorporated by reference herein.

The Letter may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Shares from the Nasdaq Global Select Market and other material changes in the Issuer’s business or corporate structure.

The Letter stated that any transaction, once structured and agreed upon, would be conditioned upon, among other things, the (x) approval of the transaction by a properly constituted special committee composed of independent and disinterested directors of the Issuer appointed by the Board, with assistance from legal and financial advisors and (y) approval of the stockholders holding at least a majority of all the issued and outstanding Shares not held by the Investors or their affiliates.

The Letter is non-binding in nature and does not obligate in any way the Investors or the Issuer to negotiate or enter into definitive documentation with respect to a transaction or otherwise complete a transaction.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter. Neither the Letter nor this Statement is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Amendment No. 4, as may be amended from time to time, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The following disclosure is based upon 44,230,135 Shares outstanding of Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2023 filed with the SEC on November 17, 2023.

As of the date of this filing, OPI VII, a limited partnership organized under the laws of Delaware, holds 17,063,000 Shares, constituting approximately 38.6% of the issued and outstanding Shares. GP VII is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII, and OrbiMed Advisors is the managing member of GP VII, pursuant to the terms of the limited liability company agreement of GP VII. As a result, OrbiMed Advisors and GP VII share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VII.

In addition, OrbiMed Advisors and GP VII, pursuant to their authority under the limited partnership agreement of OPI VII, caused OPI VII to enter into the agreements referred to in Item 6 below.

As of the date of this filing, Genesis, a limited partnership organized under the laws of the Cayman Islands, holds 650,600 Shares constituting approximately 1.5% of the issued and outstanding Shares. Genesis GP is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of Genesis GP, pursuant to the terms of the limited liability company agreement of Genesis GP. As a result, OrbiMed Advisors and Genesis GP share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

In addition, OrbiMed Advisors and Genesis GP, pursuant to their authority under the limited partnership agreement of Genesis, caused Genesis to enter into the agreements referred to in Item 6 below.

Based on the events and transactions described in Item 4 above, the Reporting Persons may be deemed to constitute a “group” (within the meaning of Section 13(d) of the Act) with Foresite and its affiliated investment funds and persons that hold Shares of the Issuer but do not affirm the existence of any such “group.” The following table sets forth the beneficial ownership of Shares held by Foresite and certain of its affiliates listed below (each, a “Foresite Holder” and, collectively, the “Foresite Holders”) based on a Schedule 13D/A filed by the Foresite Holders with the SEC on July 19, 2023. The Reporting Persons expressly disclaim beneficial ownership of any Shares held or which may be acquired by any Foresite Holder.

OrbiMed Holder	Amount beneficially owned	Percent of total(1)	Sole voting power	Shared Voting power	Sole dispositive power	Shared dispositive power
Foresite Capital Fund V, L.P.	4,108,796	9.3%	4,108,796	—	4,108,796	—
Foresite Capital Management V, LLC	4,108,796	9.3%	4,108,796	—	4,108,796	—
Foresite Capital Opportunity Fund V, L.P.	1,385,825	3.1%	1,385,825	—	1,385,825	—
Foresite Capital Opportunity Management V, LLC	1,385,825	3.1%	1,385,825	—	1,385,825	—
James B. Tananbaum	5,494,621	12.4%	5,494,621	—	5,494,621	—

(1)	This percentage is calculated based on 44,230,135 Shares outstanding as of November 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2023, filed with the SEC on November 17, 2023.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VII is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII. Pursuant to this agreement and relationship, GP VII has discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares of the Issuer attributable to OPI VII is 17,063,000 Shares. GP VII, pursuant to its authority under the limited partnership agreement of OPI VII, may be considered to hold indirectly 17,063,000 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, Genesis GP is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, Genesis GP has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares of the Issuer attributable to Genesis is 650,600 Shares. Genesis GP, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 650,600 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of GP VII and Genesis GP, pursuant to the terms of the limited liability company agreements of GP VII and Genesis GP. Pursuant to these agreements and relationships, OrbiMed Advisors and GP VII have discretionary investment management authority with respect to the assets of OPI VII. OrbiMed Advisors and Genesis GP have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of GP VII to vote and otherwise dispose of securities held by OPI VII and the power of Genesis GP to vote and otherwise dispose of the securities held by Genesis. The number of outstanding Shares attributable to OPI VII is 17,063,000 Shares and the number of Shares attributed to Genesis is 650,600 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP VII and Genesis GP, may also be considered to hold indirectly 17,713,600 Shares.

Carl Gordon (“Gordon”), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and GP VII may have the ability to affect and influence control of the Issuer. From time to time, Gordon may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and GP VII, Gordon is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and GP VII, which will in turn ensure that such securities or economic benefits are provided to OPI VII.

Investors’ Rights Agreement

In addition, OPI VII, Genesis, and certain other stockholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of January 22, 2021. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time beginning six months following the date of the effective date of the registration statement of the Issuer’s initial public offering, a majority of the holders of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions, including that the aggregated gross offering price of such offering must exceed $15 million. The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to certain excluded registrations, OPI VII and Genesis will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of Shares included in the registration, to include the Shares held by them in the registration.

Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors’ Rights Agreement, holders of the registrable securities then outstanding may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their Shares, so long as the aggregate price to the public equal or exceeds $10 million. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, which is filed as Exhibit 3 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Letter, dated November 22, 2023, from the Investors to the Board
2.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VII LLC, and OrbiMed Genesis GP LLC.
3.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of January 22, 2021 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-259549), filed with the SEC on September 15, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2023

ORBIMED ADVISORS LLC

By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VII LLC

By:	ORBIMED ADVISORS LLC, its managing member

By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED GENESIS GP LLC

By:	ORBIMED ADVISORS LLC, its managing member

By:	s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed Capital GP VII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached.

SCHEDULE III

The business and operations of OrbiMed Genesis GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached.

EXHIBIT INDEX

Exhibit	Description
1.	Letter, dated November 22, 2023, from the Investors to the Board
2.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VII LLC, and OrbiMed Genesis GP LLC.
3.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of January 22, 2021 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-259549), filed with the SEC on September 15, 2021).